SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ametrine Capital, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03111R 100
(CUSIP Number)

Kristian B. Kos
P.O. Box 1097
Oklahoma City, OK 73101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS
Kristian B. Kos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d)[__]
Item 2(e)[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

Number of	7.	Sole Voting Power: 3,676,559
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 3,676,559
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,676,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84%

14	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSONS
Deylau, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d)[__]
Item 2(e)[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of	7.	Sole Voting Power: 3,676,559
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 3,676,559
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,676,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84%

14	TYPE OF REPORTING PERSON
OO – limited liability company

ITEM 1.  SECURITY AND ISSUE

 This statement relates to the common stock, $0.01 par value, of Ametrine Capital, Inc., a Delaware corporation (“Ametrine”).  Ametrine’s principal executive office is currently located at 340 West Superior Street, Unit 1601, Chicago Illinois, although it is expected to change to 914 North Broadway Avenue, Suite 220, P.O. Box 1097, Oklahoma City, OK 73102.

ITEM 2.  IDENTITY AND BACKGROUND

(a)
This statement is filed by Kristian B. Kos and Deylau, LLC (“Deylau”).  Mr. Kos is the control person of  Deylau.  Deylau is a limited liability company organized under the laws of Delaware, and is primarily focused on identifying and financing oil and gas production companies and strategic transactions related thereto.

(b)	Business address: The business address for both Deylau and Mr. Kos is P.O. Box 1097, Oklahoma City, OK 73101.

(c)
Oil and gas industry investments and strategic transactions.  Mr. Kos’s primary occupation is as the control person of Deylau an entity focused on oil and gas industry investments and strategic transactions.

(d)	During the last five (5) years, neither Mr. Kos nor any control person of Deylau has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, neither Mr. Kos nor Deylau or any of its control person(s) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mr. Kos is a citizen of Ireland Deylau is a limited liability company formed under the laws of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Deylau acquired 3,676,559 shares of Ametrine common stock in a private transaction involving Ametrine’s largest shareholder that closed on or about November 30, 2010 in consideration for approximately $305,581.   Deylau acquired these shares using its general working capital.

Mr. Kos is a control person of Ametrine and thus, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934 is also a beneficial owner of the shares of common stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

Deylau acquired the 3,676,559 shares of Ametrine common stock (the “Shares”) on November 30, 2010 in a private transaction with an entity that was formerly Ametrine’s largest shareholder (the “Share Acquisition”).  Mr. Kos is the control person of Deylau.  Deylau acquired the Shares in conjunction with Debra Herman.  In that transaction Deylau acquired 3,676,559 shares of Ametrine common stock, which represents 84% of Ametrine’s issued and outstanding common stock.  Deylau and Mrs. Herman together currently own approximately 92% of Ametrine’s issued and outstanding common stock.

Pursuant to the agreement by which Deylau acquired the Shares effective November 30, 2010 Ametrine expanded its Board of Directors from three to six persons, and appointed new persons, including Mr. Kos, to fill the newly created vacancies.  Further, effective November 30, 2010 Ametrine appointed new persons to serve as its executive officers, including Mr. Kos as the Chief Executive Officer and President.  It is expected that consistent with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, on or about December 12, 2010, the persons formerly serving as Ametrine’s directors will resign from the Board, and thereafter Board will consist solely of the new appointees, including Mr. Kos.  The change in a majority of the directors is referred to herein as the “Change of Control.”

After completion of the Share Acquisition and the Change of Control, Ametrine expects to attempt to acquire oil and gas properties located in the mid-United States.  To effect any such strategic transaction it is likely that Ametrine will issue shares of its common stock or other securities.  However, there has been no agreement reached with respect to any strategic transaction, terms have not been negotiated, and there can be no assurance that Ametrine will be able to negotiate terms acceptable to Ametrine.

It is also expected that after effecting the Change of Control Ametrine will take actions to increase its authorized capital.  However, as of the date hereof, Ametrine has not taken any definitive steps to do so, nor determined any contemplated changes to Ametrine’s capital structure.

Except as set forth herein neither Mr. Kos nor Deylau has any plans or proposals, and is not aware of any such plans or proposals, which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein beyond the Share Acquisition and Change of Control that is expected to occur as a result of the Share Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Deylau has sole voting and dispositive power over 3,676,559 common shares of Ametrine, which represents approximately 84% of the total number of Ametrine common shares currently outstanding.  Mr. Kos is a control person of Ametrine and thus, pursuant to Rule 13d-3 promulgated under the Exchange Act is also a beneficial owner of the shares of common stock.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships by or between Mr. Kos, Deylau, and any other person with respect to any securities of Ametrine, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2010	By:	/s/ Kristian Kos
Name: Kristian Kos

DEYLAU, LLC

Date: December 1, 2010	By:	/s/ Kristian Kos
Name: Kristian Kos
Its: Manager